Filed by Cigna Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Cigna Corporation and Express Scripts Holding Company
(Commission File No. 001-08323)
Date: June 1, 2018

The following is a transcript of a video that Cigna Corporation added to the deal website, www.advancinghealthcare.com.

2018 Health Evolution Summit, Interview with David Cordani Video

DAVID BRAILER
David, uh, thank you for joining us here at the summit. Uh, glad to have you with us. And, uh, certainly it's a delight to have a chance to chat with you about all the things that are happening in the industry.

DAVID CORDANI	There's a few.

DAVID BRAILER
Yeah. But before we do that, uh, you and I have spent quite a bit of time together. And I've gotten the privilege of knowing you and your interest and your, your passions. So before we turn to health care, uh, why don't you tell us what you did on Monday.

DAVID CORDANI	Oh, um, David and I were chatting, uh, the opportunity to run the Boston Marathon, again, uh this past Monday. Ou-our company's at, uh-- [applause]

DAVID BRAILER	Just wait, just wait. [crosstalk].

DAVID CORDANI
We've got a relationship with a, a great organization, Achilles International. Um, they formed on helping people with disabilities, um, competed mainstream activities, provided purpose around that, etc. And within the Achilles organization, they have the Freedom Team, which are veterans who have come home from Iraq and Afghanistan. And I had the ability once again to guide a double amputee, uh, through the race. So it was a good way to spend the day in the cold, in the rain, in the wind, and, uh, live our mission and our purpose.

DAVID BRAILER	That's fantastic, David. Congratulations and thank you.

DAVID CORDANI	Thanks.

DAVID BRAILER
So we are sitting here in perhaps the biggest moment of change in healthcare, uh, in years if not decades. Um, Cigna is perhaps the company of the moment, uh, at least a couple of companies that are driving that change. And you're the guy that is, uh, driving Cigna. So I don't think we can have a better person for the moment with [crosstalk]--

DAVID CORDANI	You made me kind of stressed.

DAVID BRAILER
Yeah. Well, okay, that's just raising expectations. But, but, um, let's start with, uh, how do you think about where are you are? How do you-- how do you organize the world around you in terms of just thinking about, uh, how to plot out where you're going, where the industry is going?

DAVID CORDANI
Uh, I mean that's a big kind of open framework, so maybe a couple of points. Um, obviously, even evident in this room, there-there's a lot of forces that's changing. There's a lot of great leaders driving change in our industry. So first, we start with a basic tenet that we know the status quo is not acceptable in any way, shape, or form. Whether you look at in the United States or globally, we still an eroding healthcare challenge, or health care crisis, and then affordability crisis. So we orient our company around two things. How do we engage, support, and enable the individual? And how do we partner with an enabled health care professional that deliver more comprehensive continuity of care and, and engagement of care, and connect the, the human mind and the body together in the process? And we've been embarking upon that journey for a long period of time. And then secondly, we-we pragmatically view the markets unfold in, in stages. So we went from un-managed care to managed care and a variety of tools were applied. And you could argue that medical cost trend went from maybe 10 to 12 percent to maybe 8 to 9 percent. And then an evolution took place over the relatively recent past, and there's some leaders who drove that evolution, um, in the marketplace toward health services, um, in, in different levels of engagement. And progress transpired but not enough. And medical cost trend may be moved down to 5 to 6 percent. We're proud of the fact that, um, we've delivered the lowest medical cost trend in the industry for five years in a row and less than 3% this last year.

DAVID CORDANI
Um, but we don't think that's sustainable unto itself, and we're seeking to step into another chapter. And the chapter we're seeking to step into now is one where you truly integrate services and commit to a strategic goal of delivering a medical cost trend that sits at CPI, because we think that's a sustainable level. And if you orient around the individual and you orient around health improvement, health engagement, and then quality, and engaged health care professional into it more longitudinally, we believe it's possible. And this past year, we delivered again a trend that was deep into the twos, um, with high clinical equality, high net promoter score, and high consumer, consumer engagements. So that's a chapter we're heading into now is to drive, um, that health services to a more personalized health services and generate, uh, CPI level outcome on a sustainable basis.

DAVID BRAILER
Great. So, so plot that out for me, we have, uh, you know, a year ago, we could be sitting here talking about horizontal deals, everybody got those scale, bulking up, more market share. We're now in a world of vertical deals, deals where there's a lot of on the com hope. Um, you know, yours is maybe a little more coherent than, uh, others, uh, in terms of understanding how they come together. But where is the market going? And are we talking about creating a new life form, uh, as insurers in some part of care delivery or care fulfillment or consumer movement come together? Or is this-- do you think this is just a transitional period that will result in simply just a, a kind of a renewed landscape like we're in today?

DAVID CORDANI
Uh, I guess if I had a bet if you- if you do an or, I'd actually put it more into, uh, an-another transitional period because I don't think one transitional period could get you to, uh, the efficient state or the efficient frontier. But, um, David, when we ask the question, if oversimplified there's, there's got to essentially be a medical professional or a manufacturer of a service and the consumer. Those are givens. Everything else is optional to me. And if we plot out our ecosystem, there's a lot of optionals in our ecosystem. Um, and I think what's transpiring right now is a lot of the optionals in the ecosystem are challenging themself or being challenged. And there's two different ways to approach it, proactively or reactively. You challenging yourself or being challenged to figure out how if you're in the middle of that ecosystem, how could you create more value? And I think the press for affordability, the thrust of transparency, and the demand for more consumers and more personalization are ever present forces that are driving more positive change versus negative. A-and we've been seeking to drive a change agenda for quite some time, both in the United States and outside the United States, so. But, but in [inaudible], I don't pretend to think that the next two years is going to take the country to the efficient frontier. But I think there's a big quantum leap about the transpire and shake up a lot of the, the intermediaries in between and challenge for more transparency and more value creation in a very personalized way.

DAVID BRAILER
Mm-hmm. You are close to many large employers, that's your core business. Um, we're seeing a period of economic expansion. Uh, traditionally, when that happens, employers loosened the reign a bit on their concerns about health costs. Uh, is that happening or do you think they're going to be continued to be relentlessly focused on affordability? Is that here to stay, or is that something that's going to go out with economic expansion?

DAVID CORDANI
Uh, I think it's absolutely here to stay. Um, even if I think, David, in the last two months, I've probably sat in front of personally at least five different clients in one-on-one settings, um, not to mention large groups. I-I'll be somewhere else with a large group setting tomorrow. Um, a-and to a person in the C suite, this has reached a different level. This is now a strategic investment of significant scale that is being viewed at the C suite, I think, as appropriately. And therefore, how do I get my return out of it? And again, we think that's a good thing. We think it creates more opportunity for change. It creates more demanding buyers--

DAVID BRAILER	Mm-hmm.

DAVID CORDANI	--um, but it creates a better opportunity for change and changing the narrative with the companies. But I think the affordability challenge is absolutely here to stay.

DAVID BRAILER
A-and i-if it's here to stay, that pressure in terms of not consumer, not producer of the therapy or a service to get squeezed, uh, compacted, continues to consolidate, uh, reorganize. Uh, so you really view this as a true change in how the industry is going forward, no question about it. But you're obviously betting billions of dollars.

DAVID CORDANI
I believe passionately in that because, again, let's go-- let's go back up to the top. A 3.2 trillion, 3.X trillion dollar industry, nobody is printing enough money to maintain the status quo of its inherent trajectory: federal government, state government, employers of any size, consumers, etc. And the inconsistency of care delivery that still exists, um, a-across our country, let alone the globe, presents an opportunity that there's more and more force to pull, pull that out and has more bright spots manifest itself. So we have a significant number of employers that have negative medical cost trend, and yet a high net promoter score from a consumer experience standpoint. So those bright spot start to feed upon themselves. And they're predicated by a more engaged incentivized informed consumer, though, right? Clinical programs and a more engaged physician, uh, more health care delivery system. A-and again, we don't claim that we've solved it all. We just see the bright spots that fuel us to continue to drive on this path.

DAVID BRAILER
One of the causes of enormous waste of loss of bad health status are consumers that are not engaged in their health care, are not actively pursuing options, are not doing things the way we want them to do, even though truthfully, they're doing things the way they want. And we probably should pay more attention to that. Um, but, you know, the hardest thing the power of affordability harnessing the power of future health status, uh, will come down to that company, those entities that can influence consumer behavior who can change engagement, participation.

DAVID CORDANI	Yes.

DAVID BRAILER
Is that the natural realm of tomorrow's insurer? Uh, is it the natural realm of the provider? Is it shared? What, who's going to harness and, and empower those consumers do you think as the market unfolds?

DAVID CORDANI
Yes. So, so David, we-we've viewed ourself over the last decade as a health service company. So to us, insurance, insurance is a mechanism. It's a tool. In the most traditional sense, insurance is a financing vehicle to finance an unexpected event, right? That's the purity of it. Um, and it's necessary to get predictability but it doesn't solve the problem when you're trying to improve health or well-being from a service standpoint. T-to your question, we think there's three high order bets that, that most probably exist as we mo-move toward the future. Benefits that are designed and access profiles or as the industry may call them networks. But benefits and access profiles that are designed around the individual. True value-based reward structure that equates to 80% of the cost equation as opposed to maybe 20 or less percent of the cost equation today. And a more aggressive comprehensive adoption of what is digitally available and technologically available today. But if you come back to the first piece, even the most sophisticated employer with the most sophisticated consultants design benefits to work for the average of a population. In this room, if we're all part of the same employer, nobody's average, yet we're all getting a benefit configuration, and a network access, and service profiles that are built around the average of all of us as a group or maybe two different buckets or three different buckets. If you had more individual design to the benefits and more individual design to the network access, yo-you squeeze the efficiency out by getting the right value proposition per person. And technologically, the capabilities exist to be able to do so today. So we think that's the next stage of the direction, more as a service company. And we think-- we think the old environment of a, call it, a legacy insurer is, is rapidly and has been rapidly going away for quite some time.

DAVID BRAILER	And how far along are you in being able to actually personalize that benefit, personalized that network? Have you demonstrated it? Is still under development?

DAVID CORDANI	Uh, we did--

DAVID BRAILER	Whe-when's the public going to see the benefit of that?

DAVID CORDANI
We were-- we're doing it in phases because any change transpires in phases. So there's a phase of the offering that came through in a specific market or MSA last year. Um, and then we rolled it out in another market last year that actually takes it down to modules. We did an extreme version of this three years ago where we offered individual design actually to Cigna employees in one of our large scale markets. So individuals could design their own benefits in the network. And a, a group that actually got it delivered by the mothership. The individuals designed their own benefit network bought about a 4% leaner benefit, understood the benefits and attested basis more thoroughly, and had exponentially more satisfaction.

DAVID BRAILER	Mm-hmm.

DAVID CORDANI
So we know it's possible, but it's going to unfold in phases. And we don't think it's a one size fits all. So we're on a journey, David. An-and we're seeing bright spots along that way. The technological capabilities exists to be able to deliver phases of this, especially when you have activated value-based health care professionals that show the quality outcomes. And then if you have the support tools like our Cigna One Guide capability to be able to navigate and help an individual on a more personalized basis--

DAVID BRAILER	Mm-hmm.

DAVID CORDANI
--whether they're interacting with a health care professional, a medical, a behavioral professional, a health coach, a service professional, digitally or telephonically, you need those tools to be able to enable that navigation.

DAVID BRAILER
Yep. An-and then turning to the second part of your paradigm, the, the value-based payment approach. What-what's your confidence level that that's moving forward, uh, at a pace that will really take the typical physician or the clinician or health system and make them financially aligned with the goals that, that you have or your employers have?

DAVID CORDANI	Yeah. It-it's happening way more slowly than I would aspire for the benefit of our society for today.

DAVID BRAILER	Does it have lift off energy?

DAVID CORDANI
Um, it has pockets of lift off in energy. And the pockets of lift off in energy we've seen are more physician-based than system-based, not, not always but more physician-based than system-based and they're [closer?] to the primary side versus the multi-specialty side. But with the lift off is like most change curves, it comes down to meet one simple thing, the power of the leadership, the conviction, the power of leadership. So the, the philosophical buy in of--

DAVID BRAILER	Oh, you mean the government?

DAVID CORDANI	Nope. The leader of that, if it's a physician group, a primary physician group, multi-specialty physician group, integrated hospital system, etc.

DAVID BRAILER	Right. Right.

DAVID CORDANI	And then the, the leadership to be able to change through because any of this change is hard. Changing these processes, protocols, operating norms, the-they're extraordinarily difficult.

DAVID BRAILER	Yep.

DAVID CORDANI
So there's pockets of lift off, which is why our strategy is all around go deeper, go deeper. We're into a geographic or micro-geographic orientation because when you find those, those bastions or those collaborations that are working from a dense standpoint, you want to feed them, fuel them, etc. And then activate them with benefit structures and then build on them. But we don't see a natural lift off that's transpiring.

DAVID BRAILER	Yep. Are we in a period of employer activism, uh, around health benefits, around health costs? Because, you know-- you know better than anybody it undulates. It's cyclical, goes up and down.

DAVID CORDANI	Yeah.

DAVID BRAILER
We've seen recent announcements like the JP Morgan, uh, Berkshire, Amazon troika. Uh, we've seen other things, but it doesn't strike me as a lot of strident calls from employers to deal with change. Or are we seeing it? Are you seeing it?

DAVID CORDANI
Uh, I think it's highly varied. Um, so, so back to, you know, the old orientation in our industry would be a view that the national accounts, the so-called largest of the, you know, Fortune 500 or so would be more on the innovative leader side of the equation. And, and there's innovation and leadership there. But there's innovation and leadership that employers of all sizes, because it depends on one or two things. It's either done for a financial or altruistic region, um, and you have to find out what's the driving force behind the employer. So we're into micro-segmenting the employers. And we micro-segment their own behavior. David, it comes down to what's the behavior. And if the C-suite leadership, um, is activated, we pour a lot of energy into it because the readiness and the pace of change you could drive is exponentially greater than if the C-suite leadership is dealing with it as more of a passive vended, um, procurement event.

DAVID BRAILER	Yeah.

DAVID CORDANI	Because then that, that change curve is gonna be slower. It's not wrong, it's just slower.

DAVID BRAILER	Yep.

DAVID CORDANI
If you view it as a strategic investment in your human capital, um, that the, the C-suites can be activated with, a lot of change could happen in a more accelerated basis. If it's a passive procurement that you're trying to get another one person in trend out of, it can be slow.

DAVID BRAILER
Yep. Great. And then turning to the third part, uh, data analytics. Obviously, we're in a period of enormous expectations for AI, uh, for large data sets, for broad diversified data to be able to help us, improve the yield of our investment in health care. Wh-what's your outlook? Are you encouraged by what you've seen? Uh, you know, with AI, do you think it's, you know, is it not there yet? Uh, if you-- uh, are you seeing areas where there's real promise, specific opportunities for landfall for it?

DAVID CORDANI	Yes. That's a dangerous question for me given your expertise of wisdom, um, to answer a question of that complexity but--

DAVID BRAILER	Oh, do go on.

DAVID CORDANI
Yeah. Bu-but to the core of the question, I actually-- I start with the framework of I think our industry under-levers application of data before we get to unstructured data, before we get to machine learning, before we get to AI. So there's so much lift in our industry off of effective applied data for predictive purposes, or sub-segmentation, or targeting, um, that the level of energy we have in our franchise couldn't be higher and then comes back down to focus and choices. So yes, we've seen some bright spots with AI. We see some bright spots with machine learning already within our organization. Um, we see it outside the US in some of the unique individual models we operate outside the US as we do inside the US. And, uh, I think the era over the next, next three to five years, um, the rate and pace would change it. We see around this, um, is going to be exponential, so massive positive energy around that. But David, I just-- I wouldn't limit it to AI because I think our industry under-levers, even applying the structure data--

DAVID BRAILER	Yeah. Yeah.

DAVID CORDANI
--let alone the unstructured data, let alone what machine learning could do an-and AI. So I think the smart use of those toolsets as we go forward back to the, the transaction that we've entered into, you, the, the longitudinal nature of the data sets are extraordinarily powerful. Billions of consumer touch points, extraordinarily powerful. The ability to, again, see and engage a whole person at a much more comprehensive level, um, very powerful. Something we're really excited about.

DAVID BRAILER
Yeah. Fantastic. I know you can't talk about the deal you're in, but you-you're deal does represent the end of PBMs as a stand alone franchise. And so what-what's the historical lesson of it? Was it a mistake? Uh, did it run its course? Um, they've now been pulled back in, effective with yours. Wa-wa-was it an anomaly, or was it a learning episode for the industry for PBMs to, to live?

DAVID CORDANI
I don't-- I don't know. I mean the simple is I don't know. Um, I wouldn't put in the header of mistake. Um, I actually think that if you have-- and it's probably symbolical what's in this room today, right? Th-there's a lot of micro-specializations, um, that exist even represented in this room today. And those micro-specializations deliver excellence. And then they get to potential threshold levels where different components of integration could create another step function of value creation. And I don-- I think the PBM industry is no different. There are step functions of value creation. And in many cases, the way to get the next step function of value creation has to be changes in business models. So by no means would I put it into a mistake. And not protecting any brands that are out there, I think focused yields one level but th-the humans consumption of health care and well-being services does not fit into these micro-segmentation silos.

DAVID BRAILER	Yeah.

DAVID CORDANI
Our industry still separates behavioral and medical, like this. The human beings' mind and body doesn't separate itself that way. Then we have PBM, then you have well-being companies, then you have advocacy companies, then you have data mining companies, etc. The consumer want somebody that can help them. So I don't think it's a mistake. I think it's a threshold level of value creation opportunity. Um, and I think more positives will manifest itself coming out of it than not.

DAVID BRAILER	Yep. Fantastic. Let-let's turn internationally for a second, uh, you're operating in 30-plus countries.

DAVID CORDANI	Correct.

DAVID BRAILER	Um, who's teaching who? Are, are you bringing knowledge back to the US from other countries? Are you taking know-how here to other countries? Or is it both or neither?

DAVID CORDANI
I think it's both. Um, so just the baseline, we operate four businesses outside the US. We operate a very large expatriate benefit business. We're the largest in terms of taking care corporate expat, expats, IGOs, NGOs, United Nations, World Bank, um, NGOs, um, mission workers and the like. We operate a large supplemental direct individual business, which is unique to most of our competitors, um, in many countries. We operate, um, direct to employer comprehensive care in a finite number of countries. And interestingly, we, um, direct individual comprehensive health care for upper middle income and high net worth individuals. So four businesses. And it's an ever present learning equation. So two concrete examples. We're bringing aspects of what we learned in the United States around population health or employer engagement services, because even in countries that have socialized delivery system, which are most of them, employers are still responsible for the productivity of their employees. And our ability to deliver lift in productivity solutions for their employees come from some of our learning in the United States. Conversely, outside the US, um, we have a significant direct to individual business that is all built upon micro-segmentation of individuals, identifying needs, matching needs to product solution sets, and matching the product solutions sets to distribution campaigns. We've brought that into the United States as we're growing our individual business, whether it's direct individual or B2B2C.

DAVID BRAILER	Mm-hmm.

DAVID CORDANI	So learnings are going in both directions and will continue to.

DAVID BRAILER
Mm-hmm. Fantastic. As you look at the US and maybe other countries too, uh, what, what is the role of companies like Cigna as we address some of the, the social dilemmas that hit healthcare? Perhaps two that come to mind, the chronic crisis of obesity and then the acute crisis of, um-- of, um, opioid dependency. Um, yo-you have insurance that are affected by that. You have a direct role. But is there a role beyond that? And how do you think about that in terms of how you direct Cigna towards its activities in the marketplace?

DAVID CORDANI
Yes. So, so we, we passionately believe the we have a responsibility that extends beyond our, I'll call it, traditional business model and our shareholder responsibility. So I'll take the second one as an example. Um, the uniqueness of our US is wonderful in so many ways. In the case of opioids, it's not. We can assume everybody knows the vast majority of the opioids, um, that are produced in the world from a pharmaceutical standpoint for a minority of the population. So instead otherwise, we've been poisoning our society, um, in a way. 22, 23 months ago, we step forward an-and we decided we were going to try to step in to what we deem to be a void. We didn't deem that we had position to-- or permission to, but we did anyways. We convened forums in major cities around the country with policy leaders, faith leaders, community leaders, um, um, business leaders, um, etc., around the issue. Um, and capacitized, um, some work in those cities. And then we step forward with a very specific pledge that we will reduce the consumption of opioids for all of our customers. Not our at risk customers, not those in chronic programs, not those on-only taking opioids right now, all of them by 25% within 36 months. And we did it in 22 months. And we're proud of that. And that's a negative ROI item, we didn't care. Nobody ever did the math in our company. It was the right thing to do in terms of driving that forward. And we partnered with the, um, American Society of Addiction Medicine. We partnered with [inaudible], etc., etc. And we think there are more of these voids that exists societally to step into. Um, on obesity, we chose to focus our energy on childhood obesity, kids between the ages of 5 and 12. And we partnered with ChildObesity180 over the last decade and Tufts Medical School because we want to get ahead of the curve. And we were able to partner with the, um, the Obama administration, um, the Department Of Education because we could prove that you could improve not only the health of the individual but the behavioral issues with some individuals and academic scores went up. So the Department Of Education liked it a lot. Um, there was something in it for everybody, you can drive that forward. So we, we have to challenge yourself to do more of that going forward because the, these societal voids cannot solely be fixed based on, um, political policy, we have a responsibility to step into that.

DAVID BRAILER	Do, do your national peers share that same outlook?

DAVID CORDANI	Some do.

DAVID BRAILER	Do you cooperate?

DAVID CORDANI	Some do.

DAVID BRAILER	Um, yeah?

DAVID CORDANI
Yeah. I think some do. And I think all of us together need the share and put peer pressure on one another to do more together. We-we're not unique. I don't-- I don't pretend the sit here and say, "We're unique." I cite these items some more than others. And I think the collective we have a responsibility to kind of lift a little bit more from a societal standpoint.

DAVID BRAILER
Yeah. For sure. Could we turn to leadership before we open it to questions? You're running a huge global, uh, platform. Um, you've been doing this for awhile. You've been through lots of, uh, tremendous change. You're leading through change. Now, what-what's your rulebook? What's your-- what's your recipe book when you're sitting with your team for thinking about, uh, how you go forward? What-what-what's, what's the approach?

DAVID CORDANI	As it relates to being the, the leader of the organization?

DAVID BRAILER	Yeah.

DAVID CORDANI
Um, so yes. So June marks, um, nine years already. So time flies, um, in the role. I, no one gives you a, a handbook that tells you this what you're supposed to do, right? So you start from scratch. My view is the CEO's role is you make sure there's a, a vision in the direction that gets converted to a strategy with the team. There's a plan. There's a structure. You get the right people in the structure. You get the hell out of the way, and you support the heck out of your organization. That's my basic recipe. Um, more broadly than that, I think it comes down to making sure the broader organization of 45,000 global members of our team know the purpose we exist for. Everybody understands our mission. And it's real in organization, we exist to improve the health, ell-being, and sense of security of the people we serve. You get the right people in the right chairs. And it's a never ending process. And then walking the talk. Being very active in the marketplace. I travel 70% of the time because most of my colleagues are somewhere else versus where I am. All my business partners are somewhere else. All my physician partners are somewhere else. And you're ever present learning, understanding, and supporting, and driving that on a go forward basis. And within that, David, there's this relentlessness of checking the pride of yesterday for the paranoia of tomorrow, and making sure we have this healthy paranoia in the company of this relentlessness of, "Yeah. What we did yesterday is there's a lot we can learn from." But the paranoia of tomorrow fueled by the desire to, to change people's lives for the better, that's a-- that's a interesting cocktail that we've been able to mix up in our company, and we try to keep it alive and breathing in times of the 95 million customer relationships we have around the world. That's a massive responsibility but it's also an awe-inspiring opportunity for us.

DAVID BRAILER	What do you look for when you're hiring an executive? What-what's the must-haves? What's the must-nots?

DAVID CORDANI
Yeah. Uh, uh, I-I'm a simpleton. I grew up in a blue-collar family. So I boil it down to their aptitude and attitude. I find too often that aptitude is over-index than attitude is under-index. So you've got to have a certain amount of aptitude, no doubt, right? Skills, ability, training, education, etc. It's all about attitude to me. And, and to me, in, in our industry, the complexity of what exists in our industry, it comes down to understanding individual accountability, but team's success, um, a more servant-oriented leadership, um, and a bit of an orientation of a give to get orientation. So to me, that attitudinal orientation is so critical. It is so fundamentally critical because there are so many talented people. So many people that are e-exponential knowledge, and wisdom, etc., but leadership is not around how much you know. It's about what you can do with it, and how you could enable others, and inspire others, and support others, and the leverage you're able to drive. And a lot of that's attitudinal.

DAVID BRAILER	Yeah.

DAVID CORDANI	So a lot of times on the attitudinal dimension of it.

DAVID BRAILER
Yeah. Fantastic. Fantastic. And then finally before we open it up, um, your outlook, um, are we going to see much federal policy change, or you think we're flying in the absence of any significant changes at the federal level for a while?

DAVID CORDANI
So, so we view that in our industry, right? Come back to federal, so a US framework, um, obviously, we're a regulated industry. We think that we have a dynamic regulatory and legislative environment, and that will continue over time. We all know in the room, it ebbs and flows. It ebbs and flows based on election cycles and the like. Um, we think we're entering a phase right now where we'll see an elevated level of highly influential state policy--

DAVID BRAILER	Mm-hmm.

DAVID CORDANI
--um, that runs at a more aggressive clip than potential federal policy. Back to our strategy of go deeper, go deeper, we're a very localized model. Um, we operate outside the United States in a very localized model as well because all health care is local. Health care is personal. So yes, there'll be federal policy. We think we'll go to a little bit of a slowing process, tighter on emerging, um, interim election cycles. But we-we're seeing a systematic uptick in the state policy activation that's transpired now.

DAVID BRAILER	Yeah. Is there a country that you're involved in where you think they have a-- they have their national health policy right and they're moving in the right direction?

DAVID CORDANI
Not of scale. So, um, not been able to ever-- and I'll never be able to probe every country around the world. But, um, for years, exploring our businesses, I kept-- you, uh, looking for the silver bullet, you look for the answer. And, um, there's countries at less than 10 million people that have extraordinarily impressive-

DAVID BRAILER	Yeah.

DAVID CORDANI	--infrastructures, um, but, but not of scale--

DAVID BRAILER	Mm-hmm.

DAVID CORDANI	--of, of what we deal with, um, especially with the fierce independence in the, um, the diversity that we have. So, so no, I would say in terms of the, the simple answer to your question.

DAVID BRAILER
A-and, and when you think about the states, um, being drivers of policy, uh, we're talking about more local issues, not, not kind of the big payment reform issues but issues around access and around licensure. Is this-- this is what you're talking about at state policy levels?

DAVID CORDANI
Uh, I think-- and, so let's go and, in when you get the payment reform, we, we believe we're about the head into another chapter where states will have to reorient their philosophies - and some states are doing it already - relative to the way they approach your Medicaid or state-based service population. Because the ever growing presence of the scale of that, the budgetary implications of that, the old tools around reimbursement to manage that, sub-segment in that population and looking for different solution for sub-segment to that populations were potentially different engagement solutions and payment solutions. We think we'll see pockets of that as well.

DAVID BRAILER
Yeah. Fantastic. David, thank you. Let's open it up to questions. Uh, if you have, uh, a question, you can use your app, uh, and send it through. We'll be able to see it. Uh, or you can also, uh, email, I think, uh, as well. Uh, so with that, if there's somebody has a question, it's kind of hard for me to see at a microphone, we'll let you start. So shy group. Okay, uh, anybody have a question?

DAVID CORDANI	[crosstalk] back there, David. In the middle.

DAVID BRAILER	Question?

DAVID CORDANI	Over in the middle.

DAVID BRAILER	Ah.

DAVID CORDANI	Can you see it?

DAVID BRAILER	Oh, please go ahead.

DAVID CORDANI	There.

Yes. Hi. I want to see what you thought was the most successful payer-provider alignment model in the marketplace right now, and what you would be looking for for optimal payer-provider alignment?

DAVID CORDANI
Um, so I'm not gonna name a brand. Um, I don't think that'd be helpful. But, um, to me, th-the most successful payer, uh, provider alignments, um, that exists in the marketplace-- and there are many. Um, there are many from multiple companies that could be pointed to for bright spots. The points of commonality, I think maybe most helpful to point to. Um, they tend to be highly focused on a specific set of buyer groups or otherwise. So there's a level of focus. Two, they have a longevity that's attached to it. And three, they have an orientation around the incentive structure, um, that exists on the totality of the cost equation as opposed to a small, a micro-slice of the cost equation, right? To me, those are basic points of continuity. And as I mentioned before, my comments with David, I, I think the defining point of whether or not they're successful or sustainable has to do with the, the leadership on both sides, right? Because these are intense things to step into. Moving things on the margin are interesting, but moving on a sustainable basis require an intense commitment of leaders because things are going to go bump in the night as the change curve is being adopted. And mutual success or shared success has to transpire along that. But, but those to me are the points of at least commonality. And again, the good news is there's a lot of bright spots from multiple of our competitors as well that you could point too that exist. We just need a lot more of them. Society needs a lot more of them more rapidly.

DAVID BRAILER	Please. Uh, if you can--

Esther Dyson from [inaudible]. When you reduce the opioids, what else do you do in terms of counseling, in terms of making sure they're not just turning to heroin, measuring the results? Can you just unpack it a little more? It's great to start.

DAVID CORDANI
Yeah. Um, so I, I cited a, a specific example. So what we did is we focused on our collaborative accountable care partners first. We have 500 collaborative accountable care relationships in the United States. So those are with various dimensions of alignment. Physician to physician engagement by both, uh, medical professionals as well as the dental professionals, because we have the prescribing patterns. Trying to identify the prescribing outliers and deal with the prescription. So we went upstream. I like to think about it as the I love Lucy Candy episode. We tried to slow down the conveyor belt. That's where we put our energy because we knew the conveyor belt kept getting faster from that standpoint. We didn't want to restrict people that needed it, people in oncology treatment, others that there was no intervention from that standpoint. So it was a pain management orientation. Separately from that, now you go along, we expanded access to [mat?], medical system treatments, right? We-we've expanded access along the way, um, from additional pieces, but the specific point I was focused on is just removing the overdosing that was transpiring societally, and doing so very importantly at the point of pen with the practicing physician, with the medical professional to medical professional identifying prescribing pattern, uh, the outliers. Separately, we're dealing with the counseling. We're dealing with the addiction part of the equation. You'll see us step forward with, uh, another initiative. Now, moving further downstream, given the, the progress we've made here. Is that helpful?

DAVID BRAILER
If you have a question, you can go to the retreat schedule, uh, icon in the app. Uh, click on this discussion and then click the live Q&A. And enter a question or you can email them to Nicole@healthevolution.com. Please.

I'm Alan Cone with Absolute Care. What can we do as a country right now to stop the financial incentive to avoid some of the short term initiatives to improve health because the benefit may not be felt for several years in the future?

DAVID CORDANI
So let me see if, um, if I understand your question correctly, uh, paraphrase it back. If there's misalignment of incentives, um, th-that essentially don't support the investments for intermediate to long term, what can we do to change, change that?

I mean you got the employer, the risk taker.

DAVID CORDANI	Sure, sure.

We may not hold on to this member in two years, four years--

DAVID CORDANI	Yeah. Yeah.

--to receive the benefit.

DAVID CORDANI
Yeah. So, so, um, challenge, right? You articulate it's a challenge. The good news is with the data that David ask the question before, there's plenty of opportunities societally for health improvement opportunities relative to prevention, relative to evidence-based care with the chronics, etc., that everybody agrees if we lift the water levels, society benefits. Point two, one of the reasons why we liked the employer market is the employer is an activated virtual community that has a vested interest in improving the health and productivity and presentism of their employees, and our ability to demonstrate that to them as part of the solutions. The next step is around the position activation. As you get the incentives aligned with the health care professionals around value-based care, you get, again, the continuity of care engagement. The motivations are there. We gotta get the financial incentive model put in place. So to me, you go with the em-employer level, there's a lot of power there. Um, even in sectors where people would project the retail sector with high turnover, you could get a high lift for an employer on some of the targeted areas. You just don't want to blanket every possible disease class or, or health care issue. You have to be very data-centric and identify it, and then build on those blocks on a go-forward basis. David, I think there's a question over here as well. Ron?

DAVID BRAILER	Okay. Please. Is that Ron?

DAVID CORDANI	Yeah.

DAVID BRAILER	Hey, Ron [laughter].

Hi, I'm Ron Williams for those who don't know me. Um, the, the question I have David is, you have the unique perspective of a longitudinal view of how the spaces unfolded. We're now looking at payers and providers once again revisiting this question of, should hospital systems integrate a systems become health plans? Some health plans are buying medical groups and transforming themselves into, into delivery systems and some are partnering. Now, it's all local. But when you think about that context playing out in the industry, I'd be interested in, uh, what you see over the next two or three years.

DAVID CORDANI
Yeah, um, really challenging getting a question from Ron Williams sitting between Ron an-and David Brailer. Um, no comment [laughter]. R-Ron knows how much respect I have, um, for him for sure. Um, uh, I think-- I think you boil it all down in terms of-- it's interesting because when, when the change is happening can, in some cases everybody wants to be everybody else, right? The, the, th-th-th-the sport's athletes wanna be rock stars. The rockstars want to be sports athletes, right? We see that happen, um, elsewhere. In this case, everybody looks across to the other person's playground and says, "Well, I want some of that." So first, I think we need to make sure we don't lose the specialization that exist because running a hospital is very different than running a physician group. That's very different than running a PBM, which is very different than running an insurance company. It's very different than running a health service company. The second piece though, if I boil it all down to me in a single word is alignment. We-we've-- what we've sought to learn through more mistakes than anything else is if you have alignment, you have the potential of reducing friction. And if you're committed to reducing friction and then sharing the benefits to multiple stak-stakeholders, you could build something that perpetuates itself.

DAVID CORDANI
If you're going to try to get an arbitrage play, uh, to some inefficiency and hold a disproportionate share for yourself, you may win over the short term but it's not sustainable. So, so the really great question asked, it's complicated to me is if I boil it down. Respect the specialization, identify the points of integration that are most meaningful and, and be relentless of driving alignment. And then be open minded to sharing the value because we all know there's inefficiency in the system. That value's going to be shared amongst the financier, whether it's the government, the employer, the consumer, the health care professional or the supplier, and service entity that's enabling it to happen. And if it stays in relative balance, it's sustainable, that's when a word that starts with a G comes in and someone wants too much of it, um, that then it gets out of kilter. But the, the good news is there's enough waste or inefficiency in the system that we see those bright spots. So alignment and, and respecting specialization, which is where I would come back to.

DAVID BRAILER
We have a question from the app. And I think the general category is, um, drug costs, and, you know, clearly you're now in the market with this potentially with the ESI acquisition. But let's focus on new drugs, uh, really expensive drugs, curative drugs perhaps.

DAVID CORDANI	Yes.

DAVID BRAILER
Once it really, uh, do not incrementally change life expectancy but really change it, but are super expensive. There's a lot in the pipeline. Does our current financing model work for those? Is there something missing in our toolkit in terms of how we think about anticipating and pricing those drugs into the premium, into the flow of payments, or, or is, is there something amiss?

DAVID CORDANI
Uh, I think we have a-another chapter in place socie-- to unfold societally on this one because, um, uh, I don't believe any of the financiers-- before I get to the payment model, I don't think any of the financiers are in position, um, or expecting to finance or pay for this, this next 5 to 10 year horizon that's going to manifest itself. Be that-- and we've seen it. So let's take an unspeakable, several states didn't put certain specialty drugs on the formula for Medicaid. It came out in some-- in some hearings that transpired. It was done for budgetary reasons. So, so there we're going to be pockets of that that manifests itself over time back to what we know is that we know is if there's multiple manufacturers of a drug, the cost profile is dramatically different. If there's a place for true value-based reward structure, to your point, on the curative dimension, this is the place which is going to require an intense dimension of alignment with health care professionals. So [inaudible] of care is not a di-dictator of, of financing a reward structure, the outcome in the continuity of care. But, but we're gonna have some heavy complexity in terms of figuring out who and how this is financed over time. And, and our orientation is heavy on the value-based care, heavy on the health care professional alignment.

DAVID BRAILER	Yep.

DAVID CORDANI
Um, and making sure, obviously, you get the right service to the right person to generate the positive outcome. Le-let's take a tactical example. With hep-C if, say, take a $100,000 drug protocol, if an individual breaks to protocol 70% of the way through, they have to restart the protocol. $70,000 are spent. Now, you're going to spend a 170,000 [but we're shut?]. The curative dimension of that intervention goes down because of the broken protocol. The model was even that designed to, to manage around that and it needs too, right?

DAVID BRAILER	Yes.

DAVID CORDANI	It needs to manage around that.

DAVID BRAILER
Yeah. Yep, yep. Another the question from the app, um, you know, we've been through a period where there's been a tremendous degree of hope and anticipation of what transparency can do in the market, uh, you know, the ability to lead consumers really see outcome, see cost. And there's not a lot to show for it now. Um, w-were you a believer and are you now still a believer? Or were you not a believer? Uh, what, what have we witnessed so far with the transparency efforts to date?

DAVID CORDANI	Yeah. Uh, so I'm a believer because I'm an eternal optimist. That's a flaw [laughter].

DAVID BRAILER	That's not a believer.

DAVID CORDANI
No, no, no. But, but you can see some of the bright spots. But back to, we use this one big word transparency to cover everything. So one person's transparency is not necessarily another person's transparency. So if you come back to alignment and then what information for who generate what result, um, to me, that's where we need to come back to in transparency. And, um, just like, um, in, in many aspects of, of society, individuals trust their doctor in the hospital, that would be of the highest quality and the highest caliber, and are not necessarily open to contrary information from that standpoint. But if you get the behavioral economics and the incentives aligned, and you get some of that transparency to come through an activated physician group, now you get a high-level of adoption and use of those transparency tools. So we've seen a lot of bright spots, David, where we have the transparency tools with the value-based health care professionals in support of their patients or the consumers. And we see an uptick in utilization. Where with benefit designs, we see an uptick in utilization and service from that standpoint. And back to I mentioned before, in, in our Cigna One Guide, we see an uptick in utilization of services, um, in terms of the number of interactions that actually have navigation, true healthcare navigation enabled that comes along with it with at least a 20% higher net promoter score at the consumer level that transpires. So not navigation that is directing somebody in the way they don't want it, navigation in a way through MPS or consumer says, "I not only experienced this, I have a positive ex-experience within it." So the transparency has to be relevant to the consumer, the health care professional, and generate an outcome as opposed to I think the attempts in our industry to blanket with these big transparency initiatives that's back to the law of averages. I-it lifted the water for everybody, but really for nobody, might have lifted the water for nobody.

DAVID BRAILER
Yep. Fantastic. Time for one more question in the room. Anyone? Let's talk about, um, um, the role of employers. Um, we've obviously-- I mentioned already and we're all aware of some of the announcements that have been made. Uh, do you anticipate employers, uh, moving towards direct contracting with providers, uh, with kind of phasing out, uh, health plans as an intermediary? Or do you think that is just an anomaly that's happened and perhaps will continue to happen, but doesn't have a trend in the industry?

DAVID CORDANI
Yeah. I think it's an example of an action that in that case, the client or the financier is taking with a desire to get better affordability, right? That's a tactical action. I-it, it, and all that says is step back, the marketplace is screaming for a step function improvement and affordability. So if the industry at large can't deliver a step function improvement, you'll see other attempts like that. To your specific question, I don't think that's indicative of what the mass diverse employer population is going to do. Um, but [pressure tested?] more relative to the affordability piece which is backed by we're setting a threshold level in the next chapter of our strategy to deliver C-CPI level medical costs trend. We think that's a sustainable outcome. We think it's actually able to be delivered with the right levels of alignment.

DAVID BRAILER	Mm-hmm.

DAVID CORDANI	So David view, I, I view it as a-- it's, it's a canary in a coal mine of the marketplace saying, "Don't keep doing the same thing."

DAVID BRAILER	Yeah.

DAVID CORDANI	The marketplace is celebrating a 6% medical cost trend because it was 8, and it's now 6 or 5 and a half. That's not sustainable because my pricing power is 2--

DAVID BRAILER	Yeah.

DAVID CORDANI	--or it's 1 and a half.

DAVID BRAILER	Yeah.

DAVID CORDANI	And individuals incomes are growing at 2 and a half or 2.75 or 3.

DAVID BRAILER	Yeah.

DAVID CORDANI	So you have to-- we have to re-orientate ourself in terms of the value creation that comes along with that.

DAVID BRAILER	Right. David, thank you so much for joining us.

DAVID CORDANI	Thank you.

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